UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check  One):  [  ] Form  10-K [  ] Form 20-F [  ] Form 11-K [X] Form 10-Q  [  ] Form 10-D [  ] Form N-SAR [  ] Form N-CSR

For Period Ended:   September 30, 2012

[  ] Transition Report on Form 10-K       [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20F         [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended _______________________
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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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PART I
REGISTRANT INFORMATION
Full name of registrant: Vasomedical, Inc.
Former name if applicable:
Address of principal executive office (Street and Number):   180 Linden Avenue
City, state and zip code:   Westbury, NY  11590

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PART II
RULE 12b-25 (b) AND (c)

     If the subject  report could not be filed  without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate)

[ ]  (a) The reasons  described in reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense:

[X]  (b) The subject annual report,  semi-annual  report,  transition  report on Form 10-K,  Form 20-F,  Form 11-K,  Form N-SAR,  or Form N-CSR,  or portion thereof,  will be filed on or before the  fifteenth  calendar day following the  prescribed  due date;  or the subject  quarterly  report or transition report on Form 10-Q, or subject distribution report on Form 10-D or portion thereof  will be filed on or before the fifth  calendar day  following  the prescribed due date; and

[ ]  (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III
NARRATIVE

     State below in reasonable  detail why Forms 10-K,  20-F,  11-K, 10-Q, 10-D, N-SAR,  N-CSR, or the transition  report or portion thereof,  could not be filed within the prescribed time period.

     The filing is being delayed due to the temporary closing of the Company's corporate offices as a result of Hurricane Sandy.

PART IV
OTHER INFORMATION

     (1)  Name and  telephone  number  of person  to  contact  in regard to this notification:

                                    Michael J. Beecher            516                 997-4600
                                                     (Name)                (Area Code)    (Telephone Number)

     (2)  Have all other periodic  reports required under Section 13 or 15(d) of the  Securities  Exchange Act of 1934 or Section 30 of the  Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the  registrant  was required to file such  report(s) been filed?  If the answer is no, identify report(s).

                                                                      [X] Yes   [   ] No

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                      [   ] Yes   [   ] No

                                                                    Presently unknown.

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Vasomedical, Inc.
(Name of Registrant as Specified in Charter)

Has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

                      /s/ Michael J. Beecher
Date:  November 14, 2012                        ------------------------------------------------------
                 Michael J. Beecher, Chief Financial Officer

     Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

     International misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2.  One  signed  original  and  four  conformed  copies  of this  form  and amendments  thereto must be completed and filed with the Securities and Exchange Commission,  Washington,  DC 20549,  in accordance  with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4.  Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

     5.  Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report  solely due to  electronic  difficulties.  Filers unable to submit a report within the time period  prescribed due to difficulties in  electronic  filing  should  comply  with  either  Rule  201 or  Rule  202 of
Regulation S-T (Section 232.01 or Section 232.02 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Paragraph 232.13(b) of this chapter.